Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28556-1 / D/GYW/659010.5

December 17, 2004

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth St NW
Washington DC 20549
USA

Attention:	Pamela A. Long Tracey Houser George Schuler Chris Edwards

Ladies and Gentlemen:

Re:	Blue Earth Refineries Inc. Form 20-F filed on October 1, 2004 Amendment No. 1 filed on November 19, 2004 File No. 0-50971

        Thank you for your letter of December 2, 2004 with respect to Amendment No. 1 to the Registration Statement on Form 20-F filed by our client, Blue Earth Refineries Inc. (the “Company”), on November 19, 2004.

        We have keyed our responses to your comments and have provided you with supplemental information where applicable. We enclose three marked copies of Amendment No. 2 to the Form 20-F (the “Amendment”). Unless otherwise indicated, page references used in this letter relate to the enclosed marked version of the Amendment. Terms not defined in this letter have the same meaning ascribed to them in your letter of December 2, 2004.

General

1.     As discussed with Chris Edwards, the Company submits that its situation is analogous to that set out in the Trelleborg AB (April 26, 1999) no-action letter. As disclosed in the registration statement filed by the Company, the proposed distribution of the Ordinary shares of the Company (the “Shares”) to the shareholders of MFC Bancorp Ltd. (“MFC Bancorp”) would be effected by way of a reduction of capital pursuant to a comprehensive plan of arrangement sanctioned by the Yukon Supreme Court pursuant to the Business Corporations Act (Yukon Territory) (the “YBCA”). The YBCA requires the distribution of the Shares by way of a reduction of capital to be included in the plan of arrangement, and for the plan of arrangement, in turn, to be approved in toto by a special resolution of the shareholders of MFC Bancorp. Furthermore, the plan of arrangement does not contemplate any surrender or exchange by MFC Bancorp’s shareholders of their existing shares of common stock in the capital of MFC Bancorp, or any other fundamental change in such shareholders’ investment in MFC Bancorp. Accordingly, the Company believes that it has complied with the requirements of Staff Legal Bulletin No. 4.

Risk Factors, page 4

We may not be able to declare and pay dividends… page 13

2.     The Company has revised its disclosure to indicate that the $1.8 million dividend represents approximately 50% of the cash flow for 2004. See page 13.

Operating and Financial Review and Prospects, page 41

3.     The Company has revised the disclosure to include a “Recent Developments” section that addresses whether there has been any material changes in its financial condition and results of operations since their financial statements for the year ended June 30, 2004. The Company has also included the prices for the type of cobalt sold by Kasese Cobalt Company. See page 45.

4.     The management of the Company is unable to state with confidence when the 36569 Yukon refinery will begin generating positive operating cash flows and have disclosed this in the Amendment. The recently tested potential feedstock sources for the 36569 Yukon refinery all originated in Congo. Recently, the Congolese government has indicated its intent to temporarily ban the export of cobalt bearing sources. Indications are that processing of the material prior to export from Congo may become a requirement and this processing would increase the cobalt concentration of the material. The resumption of export from Congo of this enhanced material could serve as an attractive feedstock source and more efficient operation of the 36569 Yukon refinery. Consequently, at this time it is not possible for management of the Company to state with confidence when the 36569 Yukon refinery may begin generating positive cash flow. Management of the Company will continue to monitor this situation. See page 40.

5.     The Company has amended the disclosure in regard to the modifications required to the 36569 Yukon refinery if the refinery is leased. The degree of the required modification to the refinery, if any, would be a function of the intended use by the lessee. Whether the cost of these modifications are to be borne by the Company or the lessee will be a subject of negotiation and a function of the economics as defined by market conditions. Also, management is exploring the potential to use the 36569 Yukon refinery for the recycling of cobalt contained reagents. For example, the tungsten carbide tool industry uses cobalt materials as a bonding agent. The refinery may be used to recover cobalt from the waste materials generated in this process. See page 40.

Report of Independent Registered Public Accounting Firm – Blue Earth Refineries Inc.

6.     On December 3, 2004, Peterson Sullivan PLLC was informed by the management of Blue Earth Refineries, Inc. that the Secretary of Kasese Cobalt Company was an affiliate of Deloitte & Touche in Uganda. Since the affiliate acts as an officer of Kasese Cobalt Company, Peterson Sullivan PLLC concluded that Deloitte & Touche’s independence with respect to their audit work at Kasese Cobalt Company may have been jeopardized. During the week beginning December 6, 2004, Peterson Sullivan PLLC discussed this issue with SEC staff.

        Peterson Sullivan PLLC decided to send its own staff to Uganda to directly audit the books and records of Kasese Cobalt Company. Peterson Sullivan PLLC staff went to Uganda during the week beginning December 13, 2004, and performed the audit. Therefore, Peterson Sullivan PLLC is the sole auditor of the consolidated financial statements of Blue Earth Refineries, Inc., and, unless otherwise requested, we do not propose to furnish a copy of Deloitte & Touche’s audit report to the SEC.

Blue Earth Refineries Inc. financial statements for the year ended June 30, 2004

General

7.     The disclosures required by paragraphs 38 to 39 of SFAS 131 for fiscal year ended June 30, 2003 has been added in Note 9.

Consolidated Statements of Operations

8.     The Company has included within the MD&A a discussion of the costs associated with the sale of power. The cost of operating the Mubuku III power station is not significant, amounting to approximately $30,000 per month (representing approximately 3% of the total monthly operating costs of producing cobalt at the Kasese Cobalt Company refinery). See page 42.

Note 4. Property, Plant and Equipment

9.     The Company has included within the MD&A a discussion of the amount of saleable cobalt the Company anticipates recovering based on their current studies and experience. See page 44.

Note 8. Equity method Investee

10.     The disclosure in Note 8 has been revised accordingly. The Company is not contingently liable for the debts of 4025776 Canada Inc.

11.     4025776 Canada Inc. reported a CDN$329,000 transaction loss in translating the Euro-denominated debentures payable into Canadian dollars, its functional and reporting currency. The CDN$329,000 loss is included in general and administrative expenses in the statement of operations as disclosed in Note 1 to the financial statements of 4025776 Canada Inc. The translation gain on the Company’s consolidated financial statements of operations is not material, and as such, has not been recorded.

Engineering Comments

Description of Feedstock and Refining Process of Kasese Cobalt Company, page 27

12.     The Company has disclosed the average grade of the stockpiles as determined by the 26 years of mining by Kilembe Mines Ltd. The Company has also disclosed how the cobalt grade was determined and that Surlink (Pty.) Ltd., an independent surveyor of South Africa, estimated the quantities of the Kasese Cobalt Company stockpiles. See page 27.

13.     The Company has rounded the stockpile-related quantity estimates disclosed on pages 27 to 29 to the nearest 1,000.

14.     The Company has revised the disclosure to state that the fine limestone added to the neutralization tank is for the purpose of bringing the pH to 7.0 or up to as high as 9.0 to 10.0. See page 28.

15.     The Company has disclosed the bulk density estimate for the stockpile material and its average moisture content. See page 29.

16.     The Company has added additional maps of the locations of the cobalt refineries. See pages 37 and 39.

Property, Plants and Equipment, page 35

Kasese Cobalt Company Cobalt refinery, page 35

17.     The Company has revised the disclosure relating to the electrolyte solution. The electrolyte solution contains between 4.5 and 5.0 grams of cobalt per litre, which is electroplated into 99.8% cobalt metal. See page 38.

Directors, Senior Management and Employees, page 47

18.     The Company has amended the disclosure on its directors and senior management in relation to the history of the person’s business experience during the past five years (where appropriate) and to the approximate percent of their time that they worked on affairs of the Company. Each of such person’s business experience and other significant responsibilities that they currently have with other companies have been previously disclosed. Their lack of technical training and experience with operating a cobalt refinery plant is set out in the risk factors. See pages 48 and 49.

Closing Comments

        We look forward to any further comments you may have regarding this Amendment No. 2 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact Virgil Hlus at 604-891-7707.

Yours truly, CLARK, WILSON Per: /s/ Virgil Z. Hlus Virgil Z. Hlus

VZH/gyw

Encl.

cc: Blue Earth Refineries Inc.
Attention: Michael J. Smith, President